July 6, 2015

BY EDGAR AND OVERNIGHT DELIVERY

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street. N.W.

Washington, D.C. 20549-7010

Re:	ATEL 12, LLC (the “Company”)
Form 10-K for the Year Ended December 31, 2014
Filed March 30, 2015
File No. 0-53618

Dear Mr. O’Brien:

This letter is in response to your letter to me dated June 29, 2015, regarding the referenced report of the Company.

The Company’s supplemental response to the comment in your letter is set forth below, keyed to the captions and numbered comment in your letter.

Form 10-K for the Year Ended December 31, 2014

Financial Statements

1.	Please tell us how you have complied with Rule 8-07 of Regulation S-X in omitting the balance sheet of your Managing Member, ATEL Financial Services, LLC.

Rule 8-07(a) of Regulation S-X provides that “Smaller reporting companies that are limited partnerships must provide the balance sheets of the general partners.” The Company is a California limited liability company, providing limited liability for all members, including its Managing Member, and neither the Managing Member nor any other person has any general liability for the obligations of the Registrant. Accordingly, the Registrant cannot be considered a “limited partnership” and the Registrant’s Managing Member cannot be considered a “general partner” under applicable California law under which the Registrant was formed and operates. As the Registrant is not a limited partnership and does not have any general partner, it has not presented any general partner balance sheet called for by Rule 8-07(a).

Mr. Terence O’Brien

July 6, 2015

Please contact the undersigned with any further comments or questions concerning the Company’s report.

__________________________________

The Company, in connection with the Staff’s review of the above referenced filing and its responses to Staff comments, hereby acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ATEL 12, LLC

By:	ATEL Financial Services, LLC
a California limited liability company,
Managing Member

	By:	/s/ Paritosh Choksi
Paritosh Choksi,
Chief Operating Officer and
Chief Financial Officer

cc:	Paul J. Derenthal, Esq.

Mr. Samuel Schussler

Mr. Brian Cartwright

Ms. Nudrat Salik